

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2011

<u>**Via E-Mail**</u>

James A. Mercer III, Esq.
Sheppard Mullin Richter & Hampton LLP
12275 El Camino Real
Suite 200
San Diego, CA 92130

> **Re: National Technical Systems, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed September 7, 2011**
> **File No. 001-34882**

Dear Mr. Mercer:

We have reviewed your filing and have the following comments.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

- "Dissidents' refusal to even consider fair settlement …";
- Each of the sub-bullet points to the third entry on slide 22; and,
- the second bullet point under the first entry on slide 27.

2.   You must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for the following:

- that "Ex-Chairman used threat of proxy contest to attempt to extract personal financial gain;"
- that "Dissidents' demand to 'sell now' is based on personal interests…;"
- the last entry and related sub-bullet point on slide 22; and,
- the final entry on slide 23.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions